UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Enstar Group Limited
(Name of Issuer)

Ordinary Shares, par value $1.00 per share
(Title of Class of Securities)

G3075P101
(CUSIP Number)

Ben I. Adler, Esq.
Goldman, Sachs & Co.
200 West Street
New York, New York 10282
(212) 902-1000

With a copy to:

Phillip Mills, Esq.
John D. Amorosi, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4618

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 22, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS: The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS: AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 665,5291 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 668,869 (see Items 4-7)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 668,8692 (see Items 4-7)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.83% (see Item 6)
14		TYPE OF REPORTING PERSON: HC; CO

1 Pursuant to the Investment Agreement described in Item 4, (a) certain of the Reporting Persons subscribed for and beneficially own (within the meaning of Rule 13d-3 of the Act) 665,529 ordinary shares, par value US$1.00 per share, of the Company (sole dispositive and voting power) representing approximately 4.81% of the Company’s outstanding voting shares, (b) certain of the Reporting Persons also subscribed for and have sole dispositive power over 2,725,637 shares of Series C Non-Voting Common Stock, par value US$1.00 per share (the “Non-Voting Common Stock”), representing approximately 16.45% of the Company’s outstanding equity capital (but none of the Company’s outstanding voting power) and (c) certain of the Reporting Persons also subscribed for and have sole dispositive power over warrants that are exercisable for 340,820 shares of Non-Voting Common Stock representing an additional 2.01% of the Company’s outstanding equity capital.  On the signing of the Investment Agreement, each of the shareholders noted in Item 4 of this Schedule (each, a “Specified Shareholder”) has entered into a voting agreement (each, a “Voting Agreement”) with the Company under which each Specified Shareholder has, among other things, agreed to vote his or its voting shares in the Company in favor of the transactions contemplated by the Investment Agreement.  As it may be argued by virtue of the Voting Agreements that the Reporting Persons are beneficial owners of the voting shares held by all of the Specified Shareholders, representing approximately 31.06% of the Company’s outstanding voting shares, the Reporting Persons have elected to make this filing, even though they expressly disclaim (x) beneficial ownership of all of the securities held by each Specified Shareholder and (y) that they have formed a group with the Specified Shareholders for purposes of Rule 13d of the Act and for all other purposes.  For a more detailed explanation of these facts, please see Items 4-6 below.

2 In addition to the shares acquired pursuant to the Investment Agreement described in Item 4, the Reporting Persons beneficially own 3,340 ordinary shares representing approximately .02% of the Company’s outstanding voting shares that are held in client accounts with respect to which Goldman, Sachs & Co. or another wholly-owned subsidiary of The Goldman Sachs Group, Inc. or their employees have investment discretion.

1		NAMES OF REPORTING PERSONS: Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS: AF; OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☒
6		CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 371,7833 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 375,123 (see Items 4-7)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 375,1234 (see Items 4-7)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.71% (see Item 6)
14		TYPE OF REPORTING PERSON: BD; PN; IA

3 See Note 1 to cover page for The Goldman Sachs Group, Inc.
4 See Note 2 to cover page for The Goldman Sachs Group, Inc.

1		NAMES OF REPORTING PERSONS: GS Capital Partners VI Employee Funds GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS: AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 102,3445 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 102,344 (see Items 4-7)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 102,344 (see Items 4-7)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .74% (see Item 6)
14		TYPE OF REPORTING PERSON: OO

5 See Note 1 to cover page for The Goldman Sachs Group, Inc.

1		NAMES OF REPORTING PERSONS: GS Capital Partners VI Employee Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS: WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 102,3446 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 102,344 (see Items 4-7)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 102,344 (see Items 4-7)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .74% (see Item 6)
14		TYPE OF REPORTING PERSON: PN

6 See Note 1 to cover page for The Goldman Sachs Group, Inc.

1		NAMES OF REPORTING PERSONS: GSCP VI Employee Navi, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS: AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 102,3447 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 102,344 (see Items 4-7)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 102,344 (see Items 4-7)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .74% (see Item 6)
14		TYPE OF REPORTING PERSON: OO

7 See Note 1 to cover page for The Goldman Sachs Group, Inc.

1		NAMES OF REPORTING PERSONS: GS Advisors VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS: AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 269,4398 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 269,439 (see Items 4-7)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 269,439 (see Items 4-7)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.95% (see Item 6)
14		TYPE OF REPORTING PERSON: OO

8 See Note 1 to cover page for The Goldman Sachs Group, Inc.

1		NAMES OF REPORTING PERSONS: GS Capital Partners VI Offshore, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS: AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 258,3989 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 258,398 (see Items 4-7)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 258,398 (see Items 4-7)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.87% (see Item 6)
14		TYPE OF REPORTING PERSON: PN

9 See Note 1 to cover page for The Goldman Sachs Group, Inc.

1		NAMES OF REPORTING PERSONS: GSCP VI Offshore Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS: AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 258,39810 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 258,398 (see Items 4-7)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 258,398 (see Items 4-7)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.87% (see Item 6)
14		TYPE OF REPORTING PERSON: OO

10 See Note 1 to cover page for The Goldman Sachs Group, Inc.

1		NAMES OF REPORTING PERSONS: GS Capital Partners VI Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS: WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 258,39811 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 258,398 (see Items 4-7)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 258,398 (see Items 4-7)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.87% (see Item 6)
14		TYPE OF REPORTING PERSON: PN

11 See Note 1 to cover page for The Goldman Sachs Group, Inc.

1		NAMES OF REPORTING PERSONS: GSCP VI Offshore Navi, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS: AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 258,39812 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 258,398 (see Items 4-7)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 258,398 (see Items 4-7)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.87% (see Item 6)
14		TYPE OF REPORTING PERSON: OO

12 See Note 1 to cover page for The Goldman Sachs Group, Inc.

1		NAMES OF REPORTING PERSONS: GS Capital Partners VI GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS: WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 11,04113 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 11,041 (see Items 4-7)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 11,041 (see Items 4-7)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .08% (see Item 6)
14		TYPE OF REPORTING PERSON: PN

13 See Note 1 to cover page for The Goldman Sachs Group, Inc.

1		NAMES OF REPORTING PERSONS: GSCP VI GmbH Navi GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS: AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 11,04114 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 11,041 (see Items 4-7)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 11,041 (see Items 4-7)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .08% (see Item 6)
14		TYPE OF REPORTING PERSON: OO

14 See Note 1 to cover page for The Goldman Sachs Group, Inc.

1		NAMES OF REPORTING PERSONS: GSCP VI GmbH Navi, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS: AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 11,04115 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 11,041 (see Items 4-7)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 11,041 (see Items 4-7)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .08% (see Item 6)
14		TYPE OF REPORTING PERSON: PN

15 See Note 1 to cover page for The Goldman Sachs Group, Inc.

1		NAMES OF REPORTING PERSONS: GS Advisors VI AIV, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS: AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 293,74616 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 293,746 (see Items 4-7)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 293,746 (see Items 4-7)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.12% (see Item 6)
14		TYPE OF REPORTING PERSON: OO

16 See Note 1 to cover page for The Goldman Sachs Group, Inc.

1		NAMES OF REPORTING PERSONS: GSCP VI AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS: WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 208,31917 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 208,319 (see Items 4-7)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 208,319 (see Items 4-7)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.50% (see Item 6)
14		TYPE OF REPORTING PERSON: PN

17 See Note 1 to cover page for The Goldman Sachs Group, Inc.

1		NAMES OF REPORTING PERSONS: GSCP VI AIV Navi, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS: AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 208,31918 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 208,319 (see Items 4-7)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 208,319 (see Items 4-7)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.50% (see Item 6)
14		TYPE OF REPORTING PERSON: OO

18 See Note 1 to cover page for The Goldman Sachs Group, Inc.

1		NAMES OF REPORTING PERSONS: GSCP VI Parallel AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS: WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 85,42719 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 85,427 (see Items 4-7)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 85,427 (see Items 4-7)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .62% (see Item 6)
14		TYPE OF REPORTING PERSON: PN

19 See Note 1 to cover page for The Goldman Sachs Group, Inc.

1		NAMES OF REPORTING PERSONS: GSCP VI Parallel AIV Navi, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS: AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 (see Items 4-7)
	8	SHARED VOTING POWER: 85,42720 (see Items 4-7)
	9	SOLE DISPOSITIVE POWER: 0 (see Items 4-7)
	10	SHARED DISPOSITIVE POWER: 85,427 (see Items 4-7)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 85,427 (see Items 4-7)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .62% (see Item 6)
14		TYPE OF REPORTING PERSON: OO

20 See Note 1 to cover page for The Goldman Sachs Group, Inc.

This Amendment No. 1 (“Amendment No. 1”) supplements and amends certain information in the Schedule 13D filed on April 20, 2011 (the “Original 13D” and, together with this Amendment No. 1, the “Schedule 13D”) on behalf of The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”), GS Capital Partners VI Employee Funds GP, L.L.C. (“GSCP Employee Funds”), GS Capital Partners VI Employee Master Fund, L.P. (“GSCP Employee Master Fund”), GSCP VI Employee Navi, Ltd. (“GSCP Employee Navi”), GS Advisors VI, L.L.C. (“GS Advisors”), GS Capital Partners VI Offshore, L.P. (“GSCP Offshore”), GSCP VI Offshore Advisors, L.L.C. (“GSCP Offshore Advisors”), GS Capital Partners VI Offshore Fund, L.P. (“GSCP Offshore Fund”), GSCP VI Offshore Navi, Ltd. (“GSCP Offshore Navi”), GS Capital Partners VI GmbH & Co. KG (“GSCP GmbH”), GSCP VI GmbH Navi GP, Ltd. (“GSCP GmbH Navi GP”), GSCP VI GmbH Navi, L.P. (“GSCP GmbH Navi”), GS Advisors VI AIV, Ltd. (“GS Advisors AIV”), GSCP VI AIV, L.P. (“GSCP AIV”), GSCP VI AIV Navi, Ltd. (“GSCP AIV Navi”), GSCP VI Parallel AIV, L.P. (“GSCP Parallel AIV” ) and GSCP VI Parallel AIV Navi, Ltd. (“GSCP Parallel AIV Navi” and, together with the foregoing entities, the “Reporting Persons”).  GSCP Employee Navi, GSCP Offshore Navi, GSCP GmbH Navi, GSCP AIV Navi and GSCP Parallel AIV Navi are referred to herein as the “GSCP Investors.”

Item 2.	Identity and Background.

Item 2 of the Original 13D is hereby amended by replacing in its entirety Schedule II-D thereto, with Schedule II-D hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby replaced in its entirety with the following:

“As more fully described in Item 4, on April 20, 2011, the Issuer and the GSCP Investors entered into an Investment Agreement (the “Investment Agreement”), pursuant to which the GSCP Investors (i) purchased (A) 531,345 shares of Common Stock, (B) 749,869 shares of Series A-1 Convertible Participating Non-Voting Perpetual Preferred Stock, par value US$1.00 per share, of the Company (the “Series A-1 Preferred Stock”) and (C) warrants (the “Warrants”) to acquire to 340,820 shares of Series A-1 Preferred Stock or Series C Non-Voting Common Stock (as defined below), for an aggregate purchase price of $110,184,404, and (ii) subscribed to purchase additional shares of Common Stock and Series C Non-Voting Common Stock and/or Series A-1 Preferred Stock (collectively, the “Transaction”).  As more fully described in Item 4, the subscription to purchase additional shares was consummated on December 22, 2011 for an aggregate purchase price of $181,455,872, resulting in the acquisition of an additional 131,184 shares of Common Stock and 1,975,768 shares of Series C Preferred Stock by the GSCP Investors.  The funds used by the GSCP Investors to purchase the securities were obtained from capital contributions made by their respective partners or shareholders.

The funds for shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons held in client accounts with respect to which Goldman Sachs or another wholly owned subsidiary of GS Group or their employees have investment discretion (“Managed Accounts”) came from client funds.  The Reporting Persons disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

None of the individuals listed on Schedule II-D hereto, or Schedules I, II-A, II-B, II-C, or II-E to the Original 13D has contributed any funds or other consideration towards the purchase of the Common Stock, Series A-1 Preferred Stock, Series C Non-Voting Common Stock or Warrants except insofar as they may have partnership interests in any of the Reporting Persons and have made capital contributions to any of the Reporting Persons, as the case may be.”

Item 4.	Purpose of Transaction.

Item 4 of the Original 13D is hereby amended by replacing the two paragraphs beginning “The first tranche of the Transaction” with the following:

“The first tranche of the Transaction was consummated on April 20, 2011.  The second and third tranches were consummated simultaneously on December 22, 2011. The aggregate purchase price for the securities issued in the first tranche was $110,184,404.  The aggregate purchase price for the securities issued in the second and third tranches was $181,455,872.”

Additionally, Item 4 of the Original 13D is hereby amended by replacing the paragraph beginning “Pursuant to the Investment Agreement, on April 20, 2011” with the following:

“Pursuant to the Investment Agreement, on April 20, 2011, the Reporting Persons acquired 531,345 shares of Common Stock and, on December 22, 2011, the Reporting Persons acquired a further 134,184 shares of Common Stock.  The Reporting Persons now beneficially own in the aggregate 668,869 shares of Common Stock representing approximately 4.83% of the outstanding voting stock of the Company.  This beneficial ownership is less than the 5% threshold that would otherwise trigger a filing obligation under Rule 13d of the Act.  As it may be argued by virtue of the Voting Agreements that the Reporting Persons are beneficial owners of the voting shares held by all of the Specified Shareholders, representing approximately 31.06% of the Company’s outstanding voting shares, the Reporting Persons have elected to make this filing, even though they expressly disclaim (x) beneficial ownership of all of the securities held by each Specified Shareholder and (y) that they have formed a group with the Specified Shareholders for purposes of Rule 13d of the Act and for all other purposes.

At a shareholder meeting held on June 28, 2011, shareholders of the Company approved the Transaction and amendments to the Company’s bye-laws set forth in the Investment Agreement.  Pursuant to the terms of the Series A-1 Preferred Stock, the outstanding shares of Series A-1 Preferred Stock were automatically converted into shares of Series C Non-Voting Common Stock upon the adoption of the amendments Company's bye-laws.”

Item 5.	Interest in Securities of the Issuer.

Item 5, Subsections (a), (b) and (c) of the Original 13D are replaced in their entirety with the following:

“(a)           For the purposes of Rule 13d-3 promulgated under the Act:

(i)
the Reporting Persons beneficially own 668,869 shares of Common Stock, consisting of (x) 531,345 shares of Common Stock acquired on April 20, 2011 pursuant to the Investment Agreement, (y) 134,184 shares of Common Stock acquired on December 22, 2011 pursuant to the Investment Agreement and (z) 3,340 shares of Common Stock held in client accounts with respect to which Goldman Sachs or another wholly-owned subsidiary of GS Group or their employees have investment discretion, (x), (y) and (z) collectively representing approximately 4.83% in the aggregate of the outstanding Common Stock of the Company; and

(ii)
if the alternative view relating to the shares of Common Stock subject to the Voting Agreements referred to above is taken for purposes of Rule 13d-3, then the Reporting Persons would also have beneficial ownership over an additional 4,301,218.5 shares of Common Stock of the Company representing an additional 31.06% of the outstanding Common Stock of the Company.  Under this alternative scenario, the Reporting Persons would have beneficial ownership, between clauses (i) and (ii) of this Item 5(a)-(b), of 4,970,087.5 shares of Common Stock of the Company representing an 35.89% of the Common Stock of the Company in the aggregate.

The following calculations assume beneficial ownership only in accordance with clause (i) of this Item 5(a)-(b).

As of December 22, 2011 GS Group may be deemed to beneficially own an aggregate of 668,869 shares of Common Stock, consisting of (i) 665,529 shares of Common Stock acquired by the GSCP Investors pursuant to the Investment Agreement and (ii) 3,340 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 0.02% of the outstanding Common Stock.  The Reporting Persons disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

As of December 22, 2011, Goldman Sachs may be deemed to beneficially own an aggregate of 375,123 shares of Common Stock, consisting of (i) 371,783 shares of Common Stock acquired by the GSCP Investors pursuant to the Investment Agreement and (ii) 3,340 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 2.71% of the outstanding Common Stock.  The Reporting Persons disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

As of December 22, 2011, GSCP Employee Funds may be deemed to beneficially own an aggregate of 102,344 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors pursuant to the Investment Agreement, representing in the aggregate approximately .74% of the outstanding Common Stock.

As of December 22, 2011, GSCP Employee Master Fund may be deemed to beneficially own an aggregate of 102,344 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors pursuant to the Investment Agreement, representing in the aggregate approximately .74% of the outstanding Common Stock.

As of December 22, 2011, GSCP Employee Navi may be deemed to beneficially own an aggregate of 102,344 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors pursuant to the Investment Agreement, representing in the aggregate approximately .74% of the outstanding Common Stock.

As of December 22, 2011, GSCP Advisors may be deemed to beneficially own an aggregate of 269,439 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors pursuant to the Investment Agreement, representing in the aggregate approximately 1.95% of the outstanding Common Stock.

As of December 22, 2011, GSCP Offshore may be deemed to beneficially own an aggregate of 258,398 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors pursuant to the Investment Agreement, representing in the aggregate approximately 1.87% of the outstanding Common Stock.

As of December 22, 2011, GSCP Offshore Advisors may be deemed to beneficially own an aggregate of 258,398 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors pursuant to the Investment Agreement, representing in the aggregate approximately 1.87% of the outstanding Common Stock.

As of December 22, 2011, GSCP Offshore Fund may be deemed to beneficially own an aggregate of 258,398 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors pursuant to the Investment Agreement, representing in the aggregate approximately 1.87% of the outstanding Common Stock.

As of December 22, 2011, GSCP Offshore Navi may be deemed to beneficially own an aggregate of 258,398 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors pursuant to the Investment Agreement, representing in the aggregate approximately 1.87% of the outstanding Common Stock.

As of December 22, 2011, GSCP GmbH may be deemed to beneficially own an aggregate of 11,041 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors pursuant to the Investment Agreement, representing in the aggregate approximately .08% of the outstanding Common Stock.

As of December 22, 2011, GSCP GmbH Navi GP may be deemed to beneficially own an aggregate of 11,041 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors pursuant to the Investment Agreement, representing in the aggregate approximately .08% of the outstanding Common Stock.

As of December 22, 2011, GSCP GmbH Navi may be deemed to beneficially own an aggregate of 11,041 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors pursuant to the Investment Agreement, representing in the aggregate approximately .08% of the outstanding Common Stock.

As of December 22, 2011, GSCP Advisors AIV may be deemed to beneficially own an aggregate of 293,746 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors pursuant to the Investment Agreement, representing in the aggregate approximately 2.12% of the outstanding Common Stock.

As of December 22, 2011, GSCP AIV may be deemed to beneficially own an aggregate of 208,319 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors pursuant to the Investment Agreement, representing in the aggregate approximately 1.50% of the outstanding Common Stock.

As of December 22, 2011, GSCP AIV Navi may be deemed to beneficially own an aggregate of 208,319 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors pursuant to the Investment Agreement, representing in the aggregate approximately 1.50% of the outstanding Common Stock.

As of December 22, 2011, GSCP Parallel AIV may be deemed to beneficially own an aggregate of 85,427 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors pursuant to the Investment Agreement, representing in the aggregate approximately .62% of the outstanding Common Stock.

As of December 22, 2011, GSCP Parallel AIV Navi may be deemed to beneficially own an aggregate of 85,427 shares of Common Stock, consisting entirely of shares of Common Stock acquired by the GSCP Investors pursuant to the Investment Agreement, representing in the aggregate approximately .62% of the outstanding Common Stock.

The percentage ownership amounts presented in this Item 5 are calculated based on 13,848,313 shares of Common Stock, which is the sum of (i) the number of shares of Common Stock that the Company indicated as outstanding as of November 3, 2011 in its Quarterly Report on Form 10-Q for the period ending September 30, 2011 and (ii) the number of shares issued in connection with the second and third tranches of the Transaction.

The Reporting Persons do not affirm the existence of a group (subject to the above disclosure) and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Act.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this Schedule 13D reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”).  This Schedule 13D does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release.  The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned, if any, by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules II-D hereto or Schedules I, II-A, II-B, II-C, II-E or II-F to the Original 13D may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

(b )           Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c)           No transactions in the Common Stock were effected during the sixty day period from October 23, 2011 through December 22, 2011.

No transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule II-D hereto, or Schedules I, II-A, II-B, II-C, II-E or II-F to the Original 13D, during the sixty day period from October 23, 2011 through December 22, 2011.

(d)           Except as described herein and except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in Managed Accounts, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 5.	Interest in Securities of the Issuer.

Item 6 of the Original 13D is replaced in its entirety with the following:

“The descriptions of the Transaction and the Investment Agreement set forth in Items 3 and 4 above are incorporated by reference in their entirety into this Item 6.

Goldman Sachs, GS Group or their subsidiaries may, from time to time, in the ordinary course of business, including as a broker, dealer, bank or investment advisor, be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give Goldman Sachs, GS Group or their subsidiaries direct or indirect voting, investment or dispositive power over, securities of the Issuer and which may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the securities of the Issuer, the relative value of securities of the Issuer in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Issuer may be included, or a combination of any of the foregoing.  Accordingly, the Reporting Persons disclaim any beneficial ownership in the securities that may be referenced in such contracts.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2011

THE GOLDMAN SACHS GROUP, INC.

By: /s/ Yvette Kosic
___________________________
Name: Yvette Kosic
Title: Attorney-in-fact

GOLDMAN, SACHS & CO.

By: /s/ Yvette Kosic
___________________________
Name: Yvette Kosic
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI EMPLOYEE FUNDS GP, L.L.C.

By: /s/ Yvette Kosic
___________________________
Name: Yvette Kosic
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI EMPLOYEE MASTER FUND, L.P.

By: /s/ Yvette Kosic
___________________________
Name: Yvette Kosic
Title: Attorney-in-fact

GSCP VI EMPLOYEE NAVI, LTD.

By: /s/ Yvette Kosic
___________________________
Name: Yvette Kosic
Title: Attorney-in-fact

GS ADVISORS VI, L.L.C.

By: /s/ Yvette Kosic
___________________________
Name: Yvette Kosic
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI OFFSHORE, L.P.

By: /s/ Yvette Kosic
___________________________
Name: Yvette Kosic
Title: Attorney-in-fact

GSCP VI OFFSHORE ADVISORS, L.L.C.

By: /s/ Yvette Kosic
___________________________
Name: Yvette Kosic
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.,

By: /s/ Yvette Kosic
___________________________
Name: Yvette Kosic
Title: Attorney-in-fact

GSCP VI OFFSHORE NAVI, LTD.

By: /s/ Yvette Kosic
___________________________
Name: Yvette Kosic
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI GMBH & CO. KG

By: /s/ Yvette Kosic
___________________________
Name: Yvette Kosic
Title: Attorney-in-fact

GSCP VI GMBH NAVI GP, LTD.

By: /s/ Yvette Kosic
___________________________
Name: Yvette Kosic
Title: Attorney-in-fact

GSCP VI GMBH NAVI, L.P.

By: /s/ Yvette Kosic
___________________________
Name: Yvette Kosic
Title: Attorney-in-fact

GS ADVISORS VI AIV, LTD.

By: /s/ Yvette Kosic
___________________________
Name: Yvette Kosic
Title: Attorney-in-fact

GSCP VI AIV, L.P.

By: /s/ Yvette Kosic
___________________________
Name: Yvette Kosic
Title: Attorney-in-fact

GSCP VI AIV NAVI, LTD.

By: /s/ Yvette Kosic
___________________________
Name: Yvette Kosic
Title: Attorney-in-fact

GSCP VI PARALLEL AIV, L.P.

By: /s/ Yvette Kosic
___________________________
Name: Yvette Kosic
Title: Attorney-in-fact

GSCP VI PARALLEL AIV NAVI, LTD.

By: /s/ Yvette Kosic
___________________________
Name: Yvette Kosic
Title: Attorney-in-fact

SCHEDULE II-D

The name, position and present principal occupation of each executive officer of each of (i) GSCP VI Employee Navi, Ltd., (ii) GSCP VI Offshore Navi, Ltd., (iii) GSCP VI AIV Navi, Ltd., (iv) GSCP VI Parallel AIV Navi, Ltd., and (v) GSCP VI GmbH Navi GP, Ltd.,  the sole general partner of GSCP VI GmbH Navi, L.P. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282.

All executive officers listed below are United States citizens.

Name	Position	Present Principal Occupation
Henry Cornell	President	Managing Director of Goldman, Sachs & Co.
Richard A. Friedman	Vice President	Managing Director of Goldman, Sachs & Co.
Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.
John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.
and Treasurer
Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.
Eric Goldstein	Director,	Vice President of Goldman, Sachs & Co.
Vice President
and Secretary